UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 2, 2026

Matthew Barsamian, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006-1110

Re: AB CarVal Credit Opportunities Fund; File No. 812-15970

Dear Mr. Barsamian:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on September 1, 2026, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief

Copy to:
Matthew Bogart, AB CarVal Investors, L.P.